March 9, 2020

Christopher J. Annas
Chief Executive Officer
Meridian Corporation
9 Old Lincoln Highway
Malvern, PA 19335

       Re: Meridian Corporation
           Registration Statement on Form S-4
           Filed March 5, 2020
           File No. 333-236906

Dear Mr. Annas:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch
Chief, at 202-551-3469 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance